Timothy H. Simons
1400 Monte Drive
Mandan, North Dakota
58554

Crownbutte Wind Power, Inc.
Attention: Board of Directors
111 – 5th Avenue NE
Mandan, North Dakota
58554

22 April 2011

Gentlemen:

I, Timothy H. Simons, Chairman of the Board of Director of Crownbutte Wind Power, Inc. herewith resign my position on the Board of Directors effective immediately because I wish to retire. If this decision precipitates any transitions problems for the company or other board members, I am willing to remain on the board for a reasonable length of time until a suitable replacement can be elected.

Sincerely,

Timothy H. Simons